Exhibit 99.1
Country Style Cooking Restaurant Chain Reports a Notice of Change in Preferential Tax Treatment and
Announces Second Quarter 2011 Revenue Estimate
Chongqing, China, June 20, 2011—Country Style Cooking Restaurant Chain Co., Ltd (NYSE: CCSC) (“Country Style Cooking” or the “Company”), a fast-growing quick service restaurant chain in China, today reported a change in the preferential tax treatment it previously received from the State Tax Bureau in Chongqing, China for the three years 2008, 2009 and 2010 and the impact of this change on the Company’s results of operations for the current period. In addition, the Company announced its revenue estimate for the second quarter of 2011.
The Company’s subsidiary in Chongqing, China applied a preferential enterprise income tax rate of 15% from 2008 through 2010 (the “Preferential Tax Treatment”) pursuant to a written approval it received from the State Tax Bureau in Chongqing in February 2009. On June 15, 2011, the Company received notice that the PRC National Audit Office recently issued a letter to the State Tax Bureau in Chongqing stating that a few restaurant companies, including the Company’s Chongqing subsidiary, should not have been granted the Preferential Tax Treatment for 2009. The National Audit Office’s ruling is that the Company’s Chongqing subsidiary should pay enterprise income tax at the standard rate of 25%, meaning that the subsidiary owes approximately RMB6.4 million (US$1.0 million) in additional enterprise income tax for 2009. The Company intends to pay this amount in a timely manner as requested by the local tax authority.
In addition, the Company intends to make additional provisions for the potential payment of additional enterprise income tax based on the standard rate of 25% for the years 2008 and 2010. This provision is based on the Company’s assessment that the above PRC National Audit Office ruling has brought uncertainties to the Preferential Tax Treatment its Chongqing subsidiary enjoyed in 2008 and 2010 as well. As previously disclosed, the Company’s preferential tax rate was only to be applied to the three years ended December 31, 2010, and as such, was scheduled to expire at the end of December 31, 2010. As such, the Company used the standard rate of 25% for its subsidiary in Chongqing when the Company reported its operating results for the quarter ended March 31, 2011.
As a result of the foregoing, the Company will recognize a one-time tax liability of RMB17.8 million (US$2.7 million) related to the change in the Preferential Tax Treatment for the three years of 2008, 2009 and 2010 in the quarter ending June 30, 2011. Of that amount, RMB6.4 million (US$1.0 million) will be paid in a timely manner as requested by the local tax authority.
The Company believes that the Preferential Tax Treatment its Chongqing subsidiary previously enjoyed was appropriate under relevant published government rules and regulations and the written approval it received in February 2009. A copy of the English translation of the written approval will be filed as an exhibit to the Form 6-K to be furnished to the Securities Exchange Commission in connection with this press release. The Company intends to communicate its position on this matter to local authorities through proper channels.
Country Style Cooking Restaurant Chain is further taking this opportunity to update its second quarter 2011 revenue performance. The Company currently estimates that its revenue for the second quarter will be between RMB227 million (US$35.0 million) and RMB232 million (US$35.8 million), representing a year-over-year growth of between approximately 35% and 38%.
Exchange Rate
This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars were made at the noon buying rate of RMB 6.4801 to USD1.00 on June 10, 2011 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About Country Style Cooking Restaurant Chain Co., Ltd.
Country Style Cooking Restaurant Chain Co., Ltd (NYSE: CCSC) is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.
Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts, including statements about Country Style Cooking’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, including: the risks as outlined in the Company’s filings with the U.S. Securities and Exchange Commission. Country Style Cooking hereby cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Country Style Cooking does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.
Contact:
Country Style Cooking Restaurant Chain Co., Ltd
Roy Rong
Chief Financial Officer
Phone: +86-23-8866-8866
Email: ir@csc100.com
ICR Inc.
Rob Koepp
Phone: +86-10-6583-7516 or +1-646-328-2520
E-mail: Robert.Koepp@icrinc.com